SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

VIVEON HEALTH ACQUISITION CORP.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

92853V205
(CUSIP Number)

December 28, 2020
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 92853V205	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS MMCAP International Inc. SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,937,500*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,937,500*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,937,500*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.50%**
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92853V205	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS MM Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,937,500*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,937,500*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,937,500*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.50%**
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92853V205	13G	Page 4 of 6 Pages

Item 1 (a). Name of Issuer:

Viveon Health Acquisition Corp.

Item 1 (b). Address of Issuer's Principal Executive Offices:

c/o Gibson, Deal & Fletcher, PC

Spalding Exchange

3953 Holcomb Bridge Road, Suite 200

Norcross, Georgia 30092

Item 2 (a). Name of Person Filing:

i) MMCAP International Inc. SPC

ii) MM Asset Management Inc.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

i) c/o Mourant Governance Services (Cayman) Limited

    94 Solaris Avenue

    Camana Bay, P.O. Box 1348
    Grand Cayman, KY1-1108, Cayman Islands

ii) 161 Bay Street

TD Canada Trust Tower Ste 2240

Toronto, ON M5J 2S1 Canada

Item 2 (c). Citizenship:

i) Cayman Islands
ii) Ontario, Canada

Item 2 (d). Title of Class of Securities:

Common Stock, $0.0001 par value  ("Shares")

Item 2 (e). CUSIP Number:

92853V205

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

 (a) ☐ Broker or dealer registered under Section 15 of the Act;

 (b) ☐ Bank as defined in Section 3(a)(6) of the Act;

 (c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

 (d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

 (e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

 (f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

 (g) ☐ Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 92853V205	13G	Page 5 of 6 Pages

 (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

 (i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

 (j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

 ☒ If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

 (a) Amount beneficially owned: 1,937,500*

 (b) Percent of class:  7.50%**

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:  0

 (ii) Shared power to vote or to direct the vote:  1,937,500*

 (iii) Sole power to dispose or to direct the disposition of:  0

 (iv) Shared power to dispose or to direct the disposition of:  1,937,500*

*Consists of 1,250,000 units, convertible into i) 1,250,000 Shares; ii) warrants exercisable for 625,000 Shares;  and iii) rights exchangeable for 62,500 Shares.
**The percentages used herein are calculated based on 25,156,250 outstanding Shares of the Issuer as of February 2, 2021, as reported on the Issuer's 10Q filed with the Securities and Exchange Commission on February 5, 2021, plus 687,500 Shares in in underlying warrants and rights which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

 If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

 N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 N/A

Item 8. Identification and Classification of Members of the Group.

CUSIP No. 92853V205	13G	Page 6 of 6 Pages

 N/A

Item 9. Notice of Dissolution of Group.

 N/A

Item 10. Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2021
(Date)

MMCAP International Inc. SPC
By: /s/ Matthew MacIsaac Matthew MacIsaac, Director

February 10, 2021
(Date)

MM Asset Management Inc.
By: /s/ Hillel Meltz Hillel Meltz, President